CHINA FINANCE ONLINE COMPLETES ACQUISITION OF SHENZHEN GENIUS INFORMATION TECHNOLOGY CO. LTD

BEIJING, September 22/Xinhua-PRNewswire/ — China Finance Online Co. Limited (Nasdaq: JRJC) , a leading Chinese online financial information and listed company data provider, today announced that on September 21, 2006, it closed the acquisition of Shenzhen Genius Information Technology Co. Ltd, a financial information database provider mainly serving domestic securities and investment firms, on terms previously disclosed.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

For further information please contact:

Jing Wu

China Finance Online Co. Limited

Tel: (86-10) 58325288

Email: ir@jrj.com